Osler, Hoskin & Harcourt llp 620 8th Avenue – 36th Floor New York, New York 10018 212.867.5800 main 212.867.5802 facsimile

Toronto Montréal Ottawa Calgary New York	September 9, 2008 Kevin D. Cramer Direct Dial: (212) 907-0537 kdcramer@osler.com
VIA EDGAR AND EMAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:	Daniel F. Duchovny, Esq., Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance
Re:	Fording Canadian Coal Trust Schedule 13E-3 Filed August 21, 2008, amended by Amendment No. 1 on August 27, 2008 SEC File No. 005-62313
Dear Mr. Duchovny:
As special United States counsel to Fording Canadian Coal Trust (“Fording”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 5, 2008 (the “Comment Letter”) with respect to the above-referenced Schedule 13E-3, as amended (the “Schedule 13E-3”). The responses below are being provided on behalf of Fording and the other “filing persons” to the Schedule 13E-3 based upon information provided to us by each of such filing persons.
On the date hereof, the filing persons have filed Amendment No. 2 to the Schedule 13E-3 with the Commission, incorporating the revisions described herein. To facilitate your review, this letter includes each of the Staff’s comments from the Comment Letter in bold followed by a response. Terms not otherwise defined in this letter shall have the meaning ascribed to them in the Schedule 13E-3. References to Rules in this letter are references to the Rules and Regulations under the Securities Exchange Act of 1934 as amended, except to the extent otherwise specified.
Schedule 13E-3
1.	We note the participation in the transaction of Fording Arrangement Corp. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please provide us your detailed legal analysis addressing why you believe this entity is not a filing person.

We respectfully advise the Staff that the filing persons carefully considered the issue of whether Fording Arrangement Corp. should be a filing person. As noted in Section II.D.3 of the Commission’s Current Issues and Rulemaking Projects Outline (November 14, 2000), whether a particular affiliate of an issuer is “engaged” in a going-private transaction is an issue separate from the determination that such person is an affiliate and depends on all of the relevant facts and circumstances of the transaction.

As disclosed in the information circular, Fording Arrangement Corp. is a wholly owned subsidiary of Fording that has been incorporated for the purpose of participating in an internal reorganization of Fording. As it was incorporated by Fording subsequent to the execution of the Arrangement Agreement, Fording Arrangement Corp. played no role in initiating, structuring or negotiating the terms of the Arrangement Agreement or the Plan of Arrangement, which corresponds to the standard the Staff has applied in determining whether an affiliate has been “engaging” in the going-private transaction.

Based on these facts, the filing persons respectfully submit that Fording Arrangement Corp. is not “engaged” in the going-private transaction and, therefore, should not be considered to be a “filing person” for purposes of the Schedule 13E-3.
Introduction
2.	We note your disclaimer that the filing of the Schedule 13E-3 shall not be construed as an admission that Fording is controlled by any other filing person or that any filing person is an affiliate of Fording. We also note your disclosure in the information circular that Teck “may be required” to provide some disclosure under our rules. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their obligation to file the Schedule or their affiliate status with respect to Fording, and should not express doubt about the applicability of Rule 13e-3 to the present transaction. Please revise.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please see the fifth paragraph under the heading “Introduction” on page 2 of Amendment No. 2 to the Schedule 13E-3.

In addition, the disclosure in the information circular that Teck “may be required” to provide certain disclosure has been revised throughout the information circular to read that Teck “is required” to provide certain disclosure under the Commission’s rules.
Item 13. Financial Information
3.	It is unclear why you state that the pro forma information is not applicable in light of your disclosure included as appendix I to the information circular. Please explain or revise.

Item 1010(b) of Regulation M-A requires a company to furnish certain pro forma information disclosing the effect of a transaction on the company’s balance sheet, statement of income, earnings per share, ratio of earning to fixed charges and book value per share, if such information is material. The filing persons respectfully submit that no pro forma information for Fording is required pursuant to Item 13(b) of Schedule 13E-3 because such information is not material given that Fording will be dissolved upon the completion of the Arrangement. The pro forma financial information included as Appendix I to the information circular is pro forma information disclosing the effect of the acquisition of Fording’s assets on Teck, as required under applicable Canadian securities laws. It does not give the pro forma effect of the transaction on Fording’s historical financial statements.

The filing persons respectfully submit that no pro forma information for Fording is required pursuant to Item 13(b) of Schedule 13E-3 because such information is not material given that Fording will be dissolved upon the completion of the Arrangement.
Schedules I, II and III
4.	Please include the disclosure in these schedules in an appropriate location in the information circular.

In response to the Staff’s comment, the requested disclosure has been added to the information circular as a new Appendix K thereto.
Information Circular
Cover Letter
5.	We note your disclosure here and elsewhere in the proxy statement that the filing persons determined that the arrangement is fair to and in the best interests of the company’s “unitholders (other than Teck and its affiliates)”. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. We note, for example, that your officers and directors are considered to be your affiliates.

In response to the Staff’s comment, the disclosure throughout the information circular has been revised to more clearly and consistently articulate the determination by the filing persons that the going-private transaction is substantively and procedurally fair to unaffiliated unitholders.
6.	Please disclose in the cover letter the availability of dissenters’ rights.

In response to the Staff’s comment, disclosure regarding the availability of dissenters’ rights has been added to the cover letter.
Notice to Securityholders in the United States, page iv
7.	Please relocate this legend to the outside front cover page of the information circular. See Rule 13e-3(e)(l)(iii).

In response to the Staff’s comment, the legend has been relocated to the outside front cover page of the information circular.
Special Factors
Background to the Arrangement, page 17
8.	We note the reference to a report presented by RBC to the committees on September 14, 2007. Please provide the disclosure required with respect to such report and file the report as an exhibit to your Schedule 13E-3. Refer to Items 1015 and 1016 of Regulation M-A. Apply this comment also to the RBC presentation on October 29, 2007.

Item 1015 of Regulation M-A requires disclosure of any report, opinion or appraisal that is materially related to the Rule 13e-3 transaction. We respectfully submit that Fording and Fording (GP) ULC do not believe that the report or presentation is materially related to the going-private transaction with Teck. In the past, the Staff has stated that whether or not a filing requirement arises will depend on the facts and circumstances of the transaction. In arriving at the view expressed above, Fording and Fording (GP) ULC note the following facts and circumstances:
•	neither the September 14, 2007 report nor the October 29, 2007 presentation addressed any proposal from Teck;
•	neither the September 14, 2007 report nor the October 29, 2007 presentation were relied upon by the Independent Committees in reaching their respective fairness determination; and
•	the report and presentation were prepared more than half a year prior to the proposal in July 2008 that resulted in the going-private transaction.
As a result, Fording and Fording (GP) ULC respectfully submit that RBC’s September 14, 2007 report and October 29, 2007 presentation, neither of which related to the consideration or fairness of the consideration that had been offered to Fording unitholders or the fairness of any transaction to Fording or its unaffiliated unitholders, do not warrant expanded disclosure under Item 1015 or being filed as exhibits to the Schedule 13E-3.
9.	On a related note, please provide us your analysis for not providing disclosure relating to (and filing as exhibits) the reports listed in the RBC opinion (items 10, 11 and 13 on page 3) and in the National Bank Financial valuation (items 9-11 on page 3).

In preparing the Schedule 13E-3, the filing persons concluded that providing unitholders with technical data regarding certain reserve and resources reports and mine plans reviewed and relied upon by RBC in rendering its fairness opinion and National Bank Financial in rendering its independent valuation would not assist unitholders in deciding whether to approve the Arrangement. The addition of hundreds of pages of highly-technical reports could potentially distract unitholders from the material information set forth in the fairness opinion, the independent valuation and the information circular. We respectfully submit that what is of benefit to the unitholders is the expertise applied by each of RBC and National Bank Financial in considering a range of factors in rendering the fairness opinion and the independent valuation, respectively. Further, we respectfully submit that the information prescribed by Item 1015(b) (including a summary of findings and recommendations and the bases for and methods of arriving at such findings and recommendations) is set forth in the information circular under the captions “Special Factors — Fairness Opinion” and “- Independent Valuation”.

10.	Refer to the last paragraph on page 26. Please disclose the value expressed by RBC that it expected would be sufficient for Teck’s offer to achieve broad market support.

In response to the Staff’s comment, the disclosure in the last paragraph on page 26 of the information circular has been modified to clarify the response provided by RBC to a question raised by the Independent Committees as to whether the revised Teck proposal represented a sufficient premium to market.
Position of the Independent Committees as to Fairness, page 28
11.	Please address, here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor’s opinion was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor’s fairness opinion addressed fairness with respect to security holders other than Teck and its affiliates, rather than all securityholders unaffiliated with the company.

In response to the Staff’s comment, disclosure has been added on pages 9 and 32 of the information circular to address the basis for the conclusion that the Arrangement was fair to the unaffiliated unitholders based on the RBC fairness opinion. The filing persons relying on the fairness opinion concluded that it was appropriate to consider the fairness opinion as a basis for the determination as to the fairness of the Arrangement to the unaffiliated unitholders because: (i) the unaffiliated unitholders constitute a subset of the larger group of unitholders addressed by the fairness opinion (i.e., the unitholders other than Teck and its affiliates); (ii) no distinction was drawn, for purposes of the fairness opinion, between the two groups referred to in clause (i) inasmuch as the fairness opinion addressed only the fairness of the consideration to be received by all of the unitholders including the trustees, directors and executive officers of Fording (other than those who are affiliates of Teck) and therefore the fairness opinion to the effect that the consideration is fair, from a financial point of view, to the unitholders other than Teck and its affiliates encompasses all of the unaffiliated unitholders; and (iii) the affiliated unitholders (other than Teck and its affiliates) would not receive any consideration for their units or phantom units, as the case may be, greater than that to be received by the unaffiliated unitholders and any benefits to be received by affiliates (other than Teck and its affiliates) in connection with the Arrangement would be incidental and, in the aggregate, immaterial in value.
Position of Teck Regarding Fairness of the Arrangement, page 33
12.	Please revise your disclosure in the first paragraph of page 35 to quantify the comparison of the current offer to Fording’s historical market prices.

In response to the Staff’s comment, disclosure on page 35 of the information circular has been revised to quantify the comparison of the current offer to Fording’s historical market prices.

Certain Effects of the Arrangement, page 35
13.	We note your disclosure that following the effectiveness of the arrangement, Teck will have a 100% interest of Fording. We note, however, that elsewhere in the circular you describe the potential sale of Teck’s current unit position to finance the arrangement. Please revise your disclosure to reconcile.

We respectfully advise the Staff that the Arrangement is structured as an asset acquisition in which (i) Teck will acquire all of Fording’s assets and (ii) Fording will purchase for cancellation all of its outstanding units and thereafter terminate and cease to exist. Teck will not have any ownership interest in Fording following completion of the transaction. Teck will, however, have increased its direct and indirect interest in the assets of Elk Valley Coal Partnership, which is the entity that holds the underlying operating assets of Fording, from approximately 52% to 100%. We direct the Staff’s attention to the disclosure in the information circular such as:
•	the first sentence of the second paragraph of the cover letter to the information circular which instructs unitholders that they “will be asked to approve a plan of arrangement whereby Teck . . . will acquire all of the assets and assume all of the liabilities of Fording.”
•	the first sentence of the third paragraph under “Special Factors — Certain Effects of the Arrangement” on page 36, which states: “Upon the Arrangement becoming effective, Teck will acquire all of the assets of Fording . . . . As a result, Teck’s direct and indirect interest in the assets of the Partnership will increase . . . to 100%.”
•	the following subsections under “The Arrangement — Arrangement Mechanics” on pages 45 and 47: (i) (describing Acquiror’s purchase of all of the limited partnership interest in Fording LP and all of the issued and outstanding equity securities of Fording ULC), (j) (describing Fording’s transfer to Teck of the Royalty and all of the issued and outstanding equity securities of each of the Acquiror and the Legacy Subsidiaries held by Fording), (q) (describing the cancellation of Units) and (r) (describing the transfer of any remaining assets of Fording to Teck and the termination of Fording).
In order to finance in part the acquisition of all of Fording’s assets, Teck plans to sell the units of Fording that it currently owns, which consists of an approximate 19.6% ownership interest in Fording. We direct the Staff’s attention to the disclosure in the information circular such as:
•	the third sentence of the second paragraph under “Summary Term Sheet — Sources of Funds for the Arrangement” on page 10, which includes “. . . the expected proceeds from the sale of Teck’s approximately 19.6% ownership interest in Fording . . .” as one of the sources of funds for the transaction.

•	the first sentence under “The Arrangement — Sources of Funds for the Arrangement — Sale of Units” on page 55, which states: “Teck intends to sell the 29,507,142 Units it currently owns prior to the Effective Date and to use the net proceeds of that sale to fund a portion of the consideration payable by it under the Arrangement.”
In sum, the information circular specifies that Teck will purchase 100% of Fording’s assets and sell all of its Fording units to provide for part of the funding necessary for the asset acquisition. In light of the foregoing, we respectfully submit that no further revision to the information circular is necessary.
Fairness Opinion, page 37
14.	Please disclose the full financial projections provided to RBC and National Bank Financial in an appropriate location of the circular.

In response to the Staff’s comment, a section titled “Material Projections Provided by Fording to RBC and National Bank Financial” has been added on page 43 of the information circular. In addition, the material projections provided by Fording to RBC and National Bank Financial relating to operating costs, capital expenditures and coal production volumes are set out in a new Appendix L to the information circular.
Sources of Funds for the Arrangement, page 52
15.	Please revise your disclosure to provide information relating to the potential sale of Teck’s 19.6% ownership interest to finance its acquisition of the remaining ownership interests in Fording. Ensure that you discuss any specific plans for such sale.

In response to the Staff’s comment, the information circular has been revised to include the requested additional disclosure with respect to Teck’s potential sale of its 19.6% ownership interest in Fording. We direct the Staff’s attention to “The Arrangement — Sources of Funds for the Arrangement — Sale of Units” on page 55.

16.	Please provide the disclosure required by Item 1007(d) of Regulation M-A with respect to Teck’s potential debt issuance of up to $6 billion.

In response to the Staff’s comment, the information circular has been revised to include the requested additional disclosure with respect to Teck’s potential debt issuance of up to $6 billion. We direct the Staff’s attention to the second to last paragraph under “The Arrangement — Sources of Funds for the Arrangement — Debt Financing” on page 55.
Principal Legal Matters, page 67
17.	Please provide an update with respect to the various regulatory filings described in pages 67-71.

In response to the Staff’s comment, the information circular has been updated with the following information:

•	on September 2, 2008, early termination of the HSR waiting period was granted;

•	on September 2, 2008, an Advance Ruling Certificate was issued under the Competition Act (Canada);

•	the provisional date for European Commission clearance is September 19, 2008;

•	a pre-merger notification was filed with the Korea Fair Trade Commission on August 22, 2008;

•	notification with the Turkish Competition Board was filed on August 21, 2008; and

•	the TSX has conditionally approved the listing of the Teck Class B Shares to be issued pursuant to the Arrangement, subject to the satisfaction of the customary listing requirements of the TSX. The NYSE has approved the listing of the Class B Shares to be issued pursuant to the Arrangement, subject to official notice of issuance.
Historical Selected Financial Data, page 76
18.	We note that you have incorporated by reference the financial statements for the year ended December 31, 2007. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13 and Q&A 7 in Section I.H of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 2001). The pro forma data for the summarized financial information specified in paragraph (c)(l) through (c)(5) of Item 1010(c) is also required. Please revise to include the summary financial statements in the information circular.

In response to the Staff’s comment, the requested summary financial information has been added on page 79 of the information circular. Please see the response to comment #3 explaining why pro forma financial information for Fording has not been included in the information circular.
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On behalf of each of the filing persons, we acknowledge that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 991-2537, or Jaime Laskis, also of this office, at (212) 991-2515.
Very truly yours,
/s/ Kevin D. Cramer
Kevin D. Cramer
Enclosure
cc:	Edwin S. Maynard, Esq. (Paul, Weiss, Rifkind, Wharton & Garrison LLP) William J. Braithwaite, Esq. (Stikeman Elliott LLP) Frank Turner, Esq. (Osler, Hoskin & Harcourt LLP)